Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 3 May 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: SENS Announcement: Sasol hedges 45 000 barrels per day of its South African synthetics fuels production

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Sasol hedges 45 000 barrels per day of its South African synthetics fuels production

Sasol today, is pleased to announce that it has entered into hedging transactions (zero cost collars) for 45 000 barrels of oil per day (equivalent to approximately 30% of its South African synfuels production) for its 2008 financial year, which commences 1 July 2007. In terms of this hedge, Sasol has achieved an average floor price of US$62,40 per barrel (based on monthly average dated Brent crude oil prices) on the hedged portion of production, and conversely Sasol will forego the upside on the hedged volumes, should the monthly average dated Brent price exceed US$76,80 per barrel.

The zero cost collar structure is similar to the oil price hedging concluded for the 2007 financial year, when a floor price of US$63,00 per barrel was achieved and upside was limited to US$83,60 per barrel, also on 45 000 barrels of oil per day. Appropriate disclosure of this hedging will also be made in our 2007 annual report and Form 20-F.

Forward-looking statements: In this announcement we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 2 November 2006 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

3 May 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2007

By: <u>/s/ N L Joubert</u>
Name: Nereus Louis Joubert
Title: Company Secretary